Exhibit 99.1

SODASTREAM REPORTS SECOND QUARTER FISCAL 2017 RESULTS

Revenue Increased 10% to $130.6 Million

Operating Income Increased 84% to $16.8 Million

Diluted EPS Increased 74% to $0.64

Company Finishes Second Quarter with Cash & Bank Deposits of $108.5 Million and No Bank Debt

AIRPORT CITY, Israel – August 2, 2017 - SodaStream International Ltd. (NASDAQ: SODA), the leading manufacturer of home beverage carbonation systems, announced today its results for the quarterly period ended June 30, 2017.

For the quarter ended June 30, 2017:

•	Revenue increased approximately 10% to $130.6 million compared to $119.2 million in the second quarter of 2016
•	Net income increased approximately 84% to $14.4 million compared to $7.8 million in the second quarter of 2016
•	Diluted earnings per share increased to $0.64 compared to $0.37 in the second quarter of 2016

“The strong momentum that we’ve recently experienced building a global sparkling water franchise continued into the second quarter,” commented Daniel Birnbaum, Chief Executive Officer of SodaStream. “Machine unit sales grew 35% year-over-year to 859,000 as the compelling benefits of our home carbonation system are resonating with an increasing number of consumers worldwide. At the same time, gas refill units were up 10% to an all-time record of 8.3 million, which is a great indication that our user base is active and growing. Financially, the significant improvement in profitability underscores the benefits of our enhanced manufacturing and expense structure and the power of our business model. We are confident that we are moving ahead with a balanced approach to increasing global household penetration and user retention, both generating greater shareholder value.”

Second Quarter 2017 Financial Review

Geographical Revenue Breakdown	Three Months Ended
	June 30, 2016	June 30, 2017	Increase	Increase
	In Millions USD			%
Western Europe	$74.4	$81.6	$7.2	9.7%
The Americas	26.0	28.1	2.1	8.3%
Asia-Pacific	13.0	13.0	0.0	0.0%
Central & Eastern Europe, Middle East, Africa	5.8	7.9	2.1	36.8%
Total	$119.2	$130.6	$11.4	9.6%

Product Segment Revenue Breakdown	Three Months Ended
	June 30, 2016	June 30, 2017	Increase (decrease)	Increase (decrease)
	In millions USD			%
Sparkling Water Maker Starter Kits	$39.0	$46.9	$7.9	20.1%
Consumables	78.1	81.7	3.6	4.7%
Other	2.1	2.0	(0.1)	(4.0)%
Total	$119.2	$130.6	$11.4	9.6%

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Product Segment Unit Breakdown	Three Months Ended
	June 30, 2016	June 30, 2017	Increase (decrease)	Increase (decrease)
	In thousands			%
Sparkling Water Maker Starter Kits	637	859	222	34.9%
CO2 Refills	7,541	8,282	741	9.8%
Flavors	5,970	5,340	(630)	(10.6)%

Revenue increased by $11.4 million, or 9.6%, to $130.6 million compared to $119.2 million in the same period in 2016. The increase was driven by growth in most of the Company's geographic regions, mainly Western Europe, partially offset by a negative foreign currency exchange impact mainly due to the weakening of the Euro/U.S. Dollar exchange rate compared to the same period in 2016.

Gross margin increased 240 basis points to 53.1% compared to 50.7% for the same period in 2016. The increase reflects continued production optimization, the leveraging of fixed infrastructure costs on increased production volume and the introduction of the higher margin “Fizzi” machine, partially offset by a higher portion of sparkling water makers in the product mix and changes in foreign currency exchange rates compared to the same period in 2016.

Sales and marketing expenses were $40.9 million, or 31.3% of revenue, compared to $38.0 million, or 31.9% of the revenue, in the same period in 2016. The increase in sales and marketing expenses was mainly due to higher advertising and promotion expenses.

General and administrative expenses increased by $0.6 million to $11.6 million, or 8.9% of revenue, compared to $11.0 million, or 9.2% of revenue in the same period in 2016.

Other expenses were $0.1 million compared to $2.3 million in the same period in 2016.

Operating income increased 83.6% to $16.8 million, or 12.9% of revenue, compared to $9.2 million, or 7.7% of revenue, in the second quarter of 2016.

The net negative impact of foreign currency exchange rate changes, mainly due to the weakening of the Euro/U.S. Dollar rate and the weakening of the U.S. Dollar / Israeli Shekel rate compared to the same period in 2016, was approximately $2.9 million on revenue and $3.2 million on operating income.

Net financial expense was $0.6 million compared to $0.2 million in the same period in 2016.

Tax expense was $1.8 million with an effective tax rate of 11.1%, compared to $1.1 million with an effective tax rate of 12.7% in the same period in 2016.

Balance Sheet Review

At June 30, 2017, the Company had cash and bank deposits totaling $108.5 million compared to $57.3 million at December 31, 2016.

Cash flow from operations less all investing activities was $10.8 million compared to $13.7 million in the same period in 2016. The decrease is due to working capital increase in the quarter, which reflects the increase in demand to the Company’s products.

Working capital decreased 1.6% to $122.8 million compared to $124.8 million at December 31, 2016. Inventories increased 11.9% to $98.4 million compared to $88.0 million at December 31, 2016.

Conference Call and Management Commentary

A detailed CFO commentary and a supplemental slide presentation have been furnished as part of today’s report of a foreign private issuer on a Form 6-K and will be posted on the Company’s website at http://sodastream.investorroom.com.

The Company has scheduled a conference call for 8:30 AM Eastern Standard Time (U.S. time) today (Wednesday, August 2, 2017) to review the Company’s financial results. The conference call will be broadcast over the Internet as a “live” listen only Webcast. To listen, please go to: http://sodastream.investorroom.com. Listeners are urged to login approximately 20 minutes before the conference call is scheduled to begin in order to register, as well as download and install any necessary audio software. An archive of the Webcast will be available for 30 days after the call.

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About SodaStream International

SodaStream is the #1 sparkling water brand in volume in the world and the leading manufacturer and distributor of Sparkling Water Makers. We enable consumers to easily transform ordinary tap water into sparkling water and flavored sparkling water in seconds. By making ordinary water fun and exciting to drink, SodaStream helps consumers drink more water. Sparkling Water Makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks. Our products promote health and wellness, are environmentally friendly, cost effective, customizable and fun to use. Our products are available at more than 80,000 individual retail stores across 45 countries. To learn more about how SodaStream makes water exciting and follow SodaStream on Facebook, Twitter, Pinterest, Instagram and YouTube, visit http://www.sodastream.com.

Non-IFRS Financial Measures

This press release contains EBITDA and Adjusted EBITDA, which are non-IFRS measures.

EBITDA is a non-IFRS measure, which represents earnings before financial expense (income), income tax, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure, which is calculated in the same way as EBITDA, and further eliminates the effect of impairment of other intangible assets. We believe that EBITDA and Adjusted EBITDA, as described above, should be considered in evaluating the Company’s operations. Both measures facilitate operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting financial expenses (income), net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively). Adjusted EBITDA is useful to an investor in evaluating our operating performance because it excludes unusual costs associated with non-recurring events and without regard to non-cash items.

Non-IFRS measures should be considered in addition to results prepared in accordance with IFRS and should not be considered a substitute for the IFRS results. A reconciliation of EBITDA and Adjusted EBITDA to Net income, the most closely comparable IFRS measure, is included at the end of this press release. In addition, EBITDA and Adjusted EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions: such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to maintain or expand sales in our target markets, including the United States; our ability to maintain or continue to develop our presence in retail networks; our ability to develop and implement production and operating infrastructure to effectively support our growth; the success of our marketing campaigns and media spending in terms of increased sales or increased product and brand name awareness; our ability to maintain our customer base in markets where we have an established presence; the risks associated with our reliance on exclusive arrangements for the distribution of our beverage carbonation systems and consumables in each of the markets in which we use third-party distributors; our ability to compete effectively with other companies which currently offer, or may offer in the future, competing products; our ability to maintain margins due to decline in product selling price and/or rising costs; potential product liability claims if any component of our beverage carbonation systems is misused; our ability to protect our intellectual property rights; our being found to have a dominant position in certain markets which may place limits on our ability to operate; risks associated with our being a multinational corporation, including fluctuations in currency exchange rates; our potential exposure to greater than anticipated tax liabilities; our products being subject to extensive governmental regulation in the markets in which we operate; adverse conditions in the global economy which could negatively impact our customers' demand for our products; and other factors discussed under the heading “Risk Factors” in the Annual Report on the Form 20-F for the year ended December 31, 2016 and other documents filed with or furnished to the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Brendon Frey

ICR

Phone: + 1 203-682-8200

brendon.frey@icrinc.com

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Consolidated Statements of Operations

In thousands (other than per share amounts)

	For the six months ended		For the three months ended
	June 30,		June 30,
	2016	2017	2016	2017
	(Unaudited)		(Unaudited)

Revenue	$220,037	$245,929	$119,164	$130,637
Cost of revenue	108,396	115,793	58,695	61,218

Gross profit	111,641	130,136	60,469	69,419

Operating expenses
Sales and marketing	70,693	75,677	38,022	40,855
General and administrative	21,550	21,652	10,969	11,617
Other expenses, net	2,327	142	2,327	142

Total operating expenses	94,570	97,471	51,318	52,614

Operating income	17,071	32,665	9,151	16,805

Financial expense (income), net	1,104	(408)	194	645

Income before income taxes	15,967	33,073	8,957	16,160

Income tax expense	2,059	3,969	1,142	1,790

Net income for the period	13,908	29,104	7,815	14,370

Net income per share
Basic	$0.66	$1.34	$0.37	$0.66
Diluted	$0.66	$1.30	$0.37	$0.64

Weighted average number of shares
Basic	21,118	21,673	21,137	21,794
Diluted	21,198	22,464	21,275	22,502

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Consolidated Balance Sheets as of

	December 31,	June 30,
	2016	2017
	(Audited)	(Unaudited)
	(In thousands)
Assets
Cash and cash equivalents	$50,250	$94,531
Bank deposits	7,000	14,000
Inventories	87,986	98,446
Trade receivables ,net	87,430	92,778
Other receivables	20,613	21,803
Assets classified as held for sale	1,484	-
Derivative financial instruments	2,112	1,426
Total current assets	256,875	322,984

Property, plant and equipment	164,628	167,525
Intangible assets	37,582	38,228
Deferred tax assets	4,154	5,477
Other receivables	2,688	3,820
Total non-current assets	209,052	215,050

Total assets	465,927	538,034

Liabilities
Derivative financial instruments	-	363
Trade payables	41,643	53,295
Income tax payable	8,312	11,486
Provisions	2,646	3,222
Other current liabilities	22,262	23,297
Total current liabilities	74,863	91,663

Employee benefits	2,306	2,170
Other non-current liabilities	73	75
Deferred tax liabilities	5,166	5,164
Total non-current liabilities	7,545	7,409

Total liabilities	82,408	99,072

Shareholders’ equity
Share capital	3,461	3,544
Share premium	214,609	225,869
Translation reserve	(34,161)	(19,165)
Retained earnings	199,610	228,714
Total shareholders’ equity	383,519	438,962

Total liabilities and shareholders’ equity	$465,927	$538,034

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Consolidated Statements of Cash Flows

	For the six months ended		For the three months ended
	June 30,		June 30,
	2016	2017	2016	2017
	(Unaudited)		(Unaudited)
Cash flows from operating activities
Net income for the period	$13,908	$29,104	$7,815	$14,370

Adjustments:
Depreciation of property, plant and equipment	6,996	8,327	3,527	4,933
Amortization of intangible assets	1,821	1,536	914	754
Impairment of other intangible assets	1,830	-	1,830	-
Change in fair value of derivative financial instruments	568	(330)	214	1,076
Other expenses, net	-	142	-	142
Exchange rate differences on long-term loans and borrowing	399	-	(444)	-
Share based payment	2,481	1,594	1,119	1,137
Interest expense (income), net	254	(161)	215	(108)
Income tax expense	2,059	3,969	1,142	1,790
	30,316	44,181	16,332	24,094
Decrease (increase) in inventories	8,788	(6,997)	10,244	(3,533)
Decrease (increase) trade and other receivables	3,774	(3,765)	(6,958)	(15,517)
Increase (decrease) in trade payables and other liabilities	(1,947)	12,244	3,898	6,907
Increase in employee benefits	176	192	171	111
Increase (decrease) in provisions	(254)	576	(61)	559
	40,853	46,431	23,626	12,621
Interest paid	(293)	(67)	(235)	(39)
Income tax received	45	115	43	15
Income tax paid	(4,812)	(2,438)	(678)	(88)
Net cash from operating activities	35,793	44,041	22,756	12,509

Cash flows from investing activities
Interest received	39	228	20	147
Investment in bank deposit, net	-	(7,000)	-	-
Proceeds from investment grants	-	3,903	-	1,177
Proceeds from sale of property, plant and equipment	-	1,563	-	1,563
Proceeds from (payment for) derivative financial instruments, net	(875)	1,379	(475)	581
Acquisition of property, plant and equipment	(15,779)	(9,885)	(8,211)	(4,670)
Acquisition of intangible assets	(964)	(1,095)	(432)	(504)
Net cash used in investing activities	(17,579)	(10,907)	(9,098)	(1,706)

Cash flows from financing activities
Proceeds from exercise of employee share options	719	9,749	709	2,223
Repayments of long-term loans and borrowings	(10,164)	-	(7,869)	-
Change in short-term debt	(2,861)	-	-	-
Net cash from (used in) financing activities	(12,306)	9,749	(7,160)	2,223

Net increase in cash and cash equivalents	5,908	42,883	6,498	13,026
Cash and cash equivalents at the beginning of the period	34,534	50,250	34,432	80,403
Effect of exchange rates fluctuations on cash and cash equivalents	501	1,398	13	1,102

Cash and cash equivalents at the end of the period	$40,943	$94,531	$40,943	$94,531

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Information about revenue in reportable segments

	Western Europe	The Americas	Asia-Pacific	Central & Eastern Europe, Middle East, Africa	Total
	(In thousands)
Six months ended:
June 30, 2016 (Unaudited)	$137,001	48,863	21,840	12,333	$220,037
June 30, 2017 (Unaudited)	$151,579	53,680	25,191	15,479	$245,929

Three months ended:
June 30, 2016 (Unaudited)	$74,365	25,952	13,034	5,813	$119,164
June 30, 2017 (Unaudited)	$81,556	28,113	13,018	7,950	$130,637

The following tables present the Company’s revenue, by

product type for the periods presented, as well as such revenue by product type as a percentage of total revenue:

	Six months ended		Three months ended
	June 30,		June 30,
	2016	2017	2016	2017
	(Unaudited)		(Unaudited)
	Revenue (in thousands)

Sparkling Water Maker starter kits (including exchange cylinders)	$68,627	$87,499	$39,046	$46,908
Consumables	146,076	153,684	78,021	81,715
Other	5,334	4,746	2,097	2,014
Total	$220,037	$245,929	$119,164	$130,637

	Six months ended		Three months ended
	June 30,		June 30,
	2016	2017	2016	2017
	(Unaudited)		(Unaudited)
	As a percentage of revenue

Sparkling Water Maker starter kits (including exchange cylinders)	31.2%	35.6%	32.8%	35.9%
Consumables	66.4%	62.5%	65.5%	62.6%
Other	2.4%	1.9%	1.7%	1.5%
Total	100.0%	100.0%	100.0%	100.0%

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Reconciliation of Net income to EBITDA and Adjusted EBITDA
	Six months ended		Three months ended
	June 30,		June 30,
	2016	2017	2016	2017
	(Unaudited)
	(In thousands)

Reconciliation of Net Income to EBITDA and Adjusted EBITDA
Net income	$13,908	$29,104	$7,815	$14,370
Financial expenses (income), net	1,104	(408)	194	645
Income tax expense	2,059	3,969	1,142	1,790
Depreciation and amortization	8,817	9,863	4,441	5,687
EBITDA	$25,888	$42,528	$13,592	$22,492
Impairment of other intangible assets	1,830	-	1,830	-
Adjusted EBITDA	$27,718	$42,528	$15,422	$22,492

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